UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 001-38294

TORM plc

4th Floor, 120 Cannon Street, London, EC4N 6AS, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of TORM plc (the “Company”), dated August 7, 2026, announcing that Oaktree Capital Group Holdings GP, LLC (“Oaktree”) has notified the Company that, following a change in ownership structure of OCM Njord Holdings S.à r.l. (“Njord Luxco”), Oaktree no longer indirectly holds any shares or voting rights in the Company as of July 31, 2026, and, as part of the transaction, Brookfield Corporation has become the ultimate controlling shareholder of Njord Luxco. Njord Luxco continues to hold an aggregate of 20,329,874 shares in the Company, which corresponds to 19.86 % of the total share capital and total voting rights in the Company.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-283943) that was filed with the U.S. Securities and Exchange Commission effective December 19, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TORM PLC

Dated: August 7, 2026

	By:	/s/ Jacob Meldgaard
Jacob Meldgaard
Executive Director and Principal Executive Officer